October 15, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	H. Roger Schwall
Division of Corporate Finance

Re:	Sprague Resources LP
Registration Statement on Form S-1 (File No. 333-175826)

Ladies and Gentlemen:

As representatives of the several underwriters of the Sprague Resources LP (the “Partnership”) proposed initial public offering of up to 8,500,000 common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on October 16, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected and anticipate effecting the following distribution of the Preliminary Prospectus dated October 15, 2013:

Preliminary Prospectus dated October 15, 2013:

0 copies to prospective underwriters, institutional investors, dealers and others, through the date hereof; and

4,712 copies to prospective underwriters, institutional investors, dealers and others, from the date hereof through the end of the marketing period.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

BARCLAYS CAPITAL INC.
J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED,
As Representatives of the several
Underwriters

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Vice President

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
Name:	Geoffrey Paul
Title:	Executive Director

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
Name:	Richard A. Diaz
Title:	Authorized Signatory